The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
Telephone 202-266-5600
Fax 202-266-5700
February 22, 2011
Via EDGAR
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549
Re:	The Advisory Board Company Form 10-K for the Fiscal Year Ended March 31, 2010 File No. 0-33283
Dear Mr. Woody:
          The Advisory Board Company (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated February 9, 2011. The Company has responded to all of the staff’s comments. As explained below, in accordance with the staff’s request, the Company undertakes to include revised disclosures responsive to each of the staff’s comments in the Company’s future filings.
Form 10-K for the Fiscal Year Ended March 31, 2010
Summary of Critical Accounting Policies
Goodwill and Other Intangible Assets, page 33
1.	Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material

Mr. Kevin Woody
Securities and Exchange Commission

impairment charge. In responding to this comment, please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing which compares the fair value of the reporting unit with its carrying amount, including goodwill:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
          The Company acknowledges the staff’s comment. As requested by the staff, the Company will expand its disclosure related to goodwill in future filings to the extent appropriate in order to provide information for investors so that they can better assess the probability of a future material impairment charge. In that regard, the Company hereby advises the staff that, as of the Company’s March 31, 2010 fiscal year-end and December 31, 2010 quarter-end, the Company had no reporting unit that the Company believed was at risk of failing a step one impairment test that would result in a material impairment charge.
Exhibits 31.1 and 31.2
2.	In future filings, please add the title of the certifying individual at the bottom of the certification.
          The Company acknowledges the staff’s comment and undertakes in future filings to add the title of its certifying officer at the bottom of each certification referred to in the staff’s comment.
* * * *
          As requested by the staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin Woody
Securities and Exchange Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 202-266-6360.

Very truly yours,
/s/ Michael T. Kirshbaum
Michael T. Kirshbaum,
Chief Financial Officer